AB 12/4

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12062847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42121

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sisung Securities Corporation

OFFICIAL USE ONLY
25752
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave., Suite 4240
(No. and Street)

New Orleans (City) LA (State) 70170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence J. Sisung, Jr. (504)-544-7700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name- *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 12/4

OATH OR AFFIRMATION

I, Lawrence J. Sisung, Jr. ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sisung Securities Corporation as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title


ROBERT LANE SISUNG
NOTARY
PUBLIC
51044
JEFFERSON PARISH, LA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SISUNG SECURITIES CORPORATION

Audit of Financial Statements

December 31, 2011

Contents



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Auditor's Report

To the Board of Directors
Sisung Securities Corporation

We have audited the accompanying statement of financial condition of Sisung Securities Corporation (the Company) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sisung Securities Corporation as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 11, 2012

SISUNG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 1,131,809
Receivables from Clearing Broker	582,465
Deposit with Clearing Organization	100,000
Trading Securities, at Fair Value	36,765
Furniture, Fixtures and Equipment, Net of Accumulated Depreciation of $615,309	108,154
Other Assets	43,978
Total Assets	$ 2,003,171
Liabilities	
Accounts Payable and Accrued Expenses	$ 230,944
Deferred Tax Liability	31,344
Subordinated Borrowings - Related Party	600,000
Total Liabilities	862,288
Stockholder's Equity	
Common Stock, No Par Value, Authorized 1,500 Shares; Issued and Outstanding 1,000 Shares	1,000
Additional Paid-In Capital	49,000
Retained Earnings	1,090,883
Total Stockholder's Equity	1,140,883
Total Liabilities and Stockholder's Equity	$ 2,003,171

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Background
Sisung Securities Corporation (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, and public and corporate finance. Approximately 85% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Revenue Recognition
Securities transactions and related commission revenue and expenses are recorded on the settlement date basis. Use of the settlement date, rather than the trade date, as required by accounting principles generally accepted in the United States of America, does not materially affect the reported financial position of the Company.

Management and underwriting fees included in public finance profits are recorded at the time underwriting is completed and the income is reasonably determinable. Merger and acquisition fees are due and payable, and are recognized, upon completion of the transactions.

Investment Securities
Marketable securities held for trading are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are stated at cost. Depreciation on furniture, fixtures and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase the useful lives of the assets are capitalized.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for Income Taxes in accordance with the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Advertising

The Company expenses the costs of advertising as they are incurred. Advertising expense was $2,165 for the year ended December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Agreement with Clearing Organization

The Company utilizes Pershing, LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2011, $100,000 of cash is restricted for that purpose.

Note 3. Concentrations of Credit Risk

The Company periodically maintains cash in bank and brokerage accounts in excess of insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 4. Receivable from Clearing Brokers

Accounts receivable from clearing brokers represent uncollected commissions and fees due from other brokers.

Note 5. Trading Securities

Trading securities consist of equity securities owned, at market value.

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value* Topic of the FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2011.

Note 5. Trading Securities (Continued)

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2011, is as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Equity Securities	$ 36,765	$ 36,765	$ -	$ -

Note 6. Related Party Transactions

The Company has an agreement to provide assistance to Sisung Investment Management Services, Inc. (SIMS), a related party under common control that performs investment advisory services. Terms of the agreement are for the Company to provide various services, including brokerage and facilities services, to SIMS and to assist SIMS in the fulfillment of several of its investment advisory services. During 2011, there were no revenues received under this agreement.

The Company leases office space from an affiliate on a month-to-month basis. During 2011, rental expense paid under this lease agreement amounted to $93,334, which is included in other operating and general and administrative expenses on the statement of income.

Subordinated Borrowings
At December 31, 2011, the Company had $600,000 in unsecured subordinated borrowings due to a related party. Interest is paid at 6% and the note matures October 15, 2023.

The subordinated borrowings are available in computing net capital under the Security and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Income Taxes

Components of income tax benefit for the year ended December 31, 2011, are as follows:

Current	$ 182,227
Deferred	19,156
Total	$ 201,383

Note 7. Income Taxes (Continued)

The effective tax rate for the year ended December 31, 2011, was 42%. Income tax expense differs from the amounts computed by applying the U.S. Federal rate of 34% to income before income tax benefit principally due to the effect of graduated tax rates, state income taxes, and expenses which are not deductible for income tax purposes.

At December 31, 2011, the Company had deferred tax liabilities totaling $31,344, related to accelerated depreciation deductions for furniture, fixtures and equipment.

The Company files U.S. federal income tax returns and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2008 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2011, the Company had no uncertain tax positions.

Note 8. Commitments and Contingencies

In the normal course of business, the Company initiates customers' securities transactions through a clearing broker which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the receipt of settlement proceeds (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. This risk is minimized in that the Company would receive the securities as collateral. At December 31, 2011, all unsettled transactions were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Note 9. Employee Benefit Plan

Effective January 1, 1998, the Company established a 401(k) plan. Eligible employees may contribute 0 - 90% of annual compensation up to the maximum allowed by the Internal Revenue Service. The Company will make either matching or nonelective contributions. Matching contributions will equal 100% of the employee's contribution, limited to 3% of each employee's annual compensation. Nonelective contributions will be made on behalf of eligible employees who earned at least $5,000 of compensation for the year. Nonelective contributions will be equal to 2% of annual compensation for eligible employees. The Company's expenses relating to matching contributions were approximately $31,684 for the year ended December 31, 2011, and are included in salaries, commissions and employee benefits on the statement of operations. The Company did not incur any nonelective contributions for the year ended December 31, 2011.

Note 10. Net Capital Requirement

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $1,583,236, which was $1,333,236 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .17 to 1 at December 31, 2011.

Note 11. Significant Customers

During the year ended December 31, 2011, the Company had two customers that accounted for 56% of total revenue.

Note 12. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 11, 2012, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.